FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following is the text of an announcement which was published in the press in Brazil on 28 February 2007 by HSBC Seguros (Brasil) S. A., a 97.9 per cent directly held subsidiary of HSBC Bank Brasil S.A.


                      HSBC'S INSURANCE OPERATIONS IN BRAZIL
                        2006 ANNUAL RESULTS - HIGHLIGHTS

These financial statements have been prepared and presented in accordance with the provisions of the Corporate Law 6.404/76, which requires adherence to Brazilian GAAP (generally accepted accounting principles), and have been audited by KPMG. HSBC Seguros (Brasil) S. A. is required to file periodic financial information on an annual basis (in this case for the year ended 31 December
2006) and this information is publicly available. Given that this information is available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S. A. are presented on a consolidated basis comprising the following subsidiaries:

HSBC Vida e Previdencia (Brasil) S. A.;
HSBC Empresa de Capitalizacao (Brasil) S. A.; and
HSBC Capitalizacao (Brasil) S. A.

Figures are stated in both Brazilian reais (R$) and US dollars (US$).

On 30 November 2005, HSBC Seguros de Automoveis e Bens Ltda., a property and casualty insurance underwriting business, was sold by HSBC Seguros (Brasil) S.A. to HDI Seguros S.A. Therefore, 2005 results benefited from a one-time pre-tax profit gain of R$217 million (US$89 million) following the sale of the business.

Financial highlights for the year ended 31 December 2006

* Net profit down 48.8 per cent to R$179 million (US$82 million) from R$350 million (US$144 million) in 2005.

* Operating income up 13.2 per cent to R$257 million (US$118 million) from R$227 million (US$93 million) in 2005.

* Earned premiums down 37.3 per cent to R$505 million (US$232 million) from R$806 million (US$331 million) in the previous year.

* Insurance claims down 54.7 per cent to R$197 million (US$90 million) from R$435 million (US$179 million) in 2005.

* Operational expenses down 20.3 per cent from R$339 million (US$139 million) in 2005 to R$270 million (US$124 million) in 2006.

* Technical reserves up 37.6 per cent to R$3,441 million (US$1,612 million).

* Total assets up R$1,163 million (US$669 million), or 36.2 per cent, to R$4,379 million (US$2,051 million).

* Return on average shareholders' equity of 34.1 per cent.

Overview

On a like-for-like basis, HSBC Seguros (Brasil) S.A. recorded a net profit of R$179 million (US$82 million), up 16.9 per cent after normalising for the sale of the property and casualty business in 2005.

Profit before tax on a like-for-like basis was R$273 million (US$125 million) in 2006, up 13.7 per cent, compared to R$240 million (US$99 million) in 2005.

Total assets grew 36.2 per cent, driven by the growth of 46.1 per cent in life premiums as a result of focused sales activity during the year.

The combined ratio improved from 99.6 per cent to 95.7 per cent.

Notes to editors:

1. HSBC Seguros (Brasil) S. A.

HSBC Seguros (Brasil) S.A. is a subsidiary of HSBC Bank Brasil S.A. - Banco Multiplo, and it is part of an integrated financial services business, with a total of 1,324 employees at 31 December 2006. The company manufactures life and personal accident policies and pension plans, sold through the HSBC Brazil branch network as well as independent brokers. The company was ranked the 10th largest life insurance company in 2005 based on earned premiums.

2. HSBC Holdings plc

The HSBC Group serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 March 2007